Filing under Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Filing by: Meredith Corporation
Subject Company: Meredith Corporation
Commission File No.: 001-05128

On October 15, 2015, Meredith Corporation issued the following statement to its employees:

As many of you are aware, on September 28, 2015, Media General received an unsolicited proposal from Nexstar to acquire all of the outstanding common stock of Media General.

Last night, Meredith issued a press release announcing that it had granted Media General a Limited Waiver that allows Media General to provide certain non-public information to Nexstar.  A copy of that release can be found here.

Why did we do this?  In its offer to acquire Media General, Nexstar made certain claims about the synergies it could produce from a combination with Media General.  This Waiver allows the parties to share information so an informed analysis of these claims can be made.

Meredith believes this analysis will confirm that a Meredith-Media General combination is in the best interests of both companies’ shareholders.  We are extremely confident that Meredith Media General has the potential to generate significant shareholder returns superior to Nexstar’s offer for Media General.

It is important to remember while this analysis is being done, the Meredith Media General merger agreement stays in place, and the Board of Directors of Meredith continues to recommend the proposed transaction with Media General.  Our integration activities are continuing, as is our work on the regulatory front.  We look forward to closing on our transaction by June 30, 2016.

In the interim, I want to thank everyone for their continued hard work.  We have aggressive goals to achieve, and we need to maintain our laser focus on these objectives. Your efforts and commitment are truly appreciated.

We will keep you updated as events progress. Please forward any media inquiries you receive to Art.Slusark@meredith.com.

Very truly yours,

Steve Lacy
Chairman and CEO

NO OFFER OR SOLICITATION
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or Meredith Corporation (“Meredith”).  In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) (“Meredith Media General”), Meredith and the other parties thereto (the “Merger”), Media General, Meredith Media General and Meredith intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Meredith and Meredith Media General with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501. The documents filed by Meredith may also be obtained for free from Meredith’s Investor Relations web site (http://ir.meredith.com) or by directing a request to Meredith’s Shareholder/Financial Analyst contact, Mike Lovell, Director of Investor Relations, at 515-284-3622.

PARTICIPANTS IN THE SOLICITATION
Media General and Meredith and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or Meredith in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Information about Meredith’s directors and executive officers is available in Meredith’s definitive proxy statement, dated September 25, 2015, for its 2015 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.
Statements in this document regarding Media General, Meredith and the combined company that are forward-looking, including  projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General and Meredith. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein.  None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

For more discussion of important risk factors that may materially affect Media General, Meredith and Meredith Media General, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Media General’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.  Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Media General, Meredith or the combined company.  None of Media General, Meredith nor Meredith Media General assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.